(202) 274-2004	slanter@luselaw.com

October 12, 2011

Matt S. McNair, Esq.
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4563
Washington, D.C.  20549

Re:           West End Indiana Bancshares, Inc., Registration Statement
on Form S-1 filed July 12, 2011; File No. 333-175509
Response to Comment Letter Dated August 8, 2011

Dear Mr. McNair:

On behalf of West End Indiana Bancshares, Inc., (the “Company”), the following are responses to the Securities and Exchange Commission comment letter dated August 8, 2011.  For ease of reference the comments have been reproduced below.

Form S-1 filed July 12, 2011

General

1.
We note that you are offering shares of common stock in the subscription offering to your tax-qualified employee benefit plans, including your 401(k) plan.  Please tell us why you have not registered the offer and sale of shares of common stock to participants in the 401(k) plan.

A prospectus supplement registering the offer and sale of the participation interests of the West End Bank, S.B. 401(k) plan is included in Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”).

2.	Please note the updating requirements of Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

We note the staff’s comment. An updated consent from the Company’s independent accountant is filed as Exhibit 23.2 in the Amended Form S-1.

3.
Prior to acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

We note the staff’s comment and will supplementally provide to the staff a non-objection letter from FINRA once available and prior to the Company’s request for acceleration of effectiveness.

4.	Please file any missing exhibits with your next amendment or tell us when you plan to file them. Note that we may have comments after reviewing these documents.

The Amended Form S-1 contains each of the exhibits not filed with the initial filing of the Company’s Form S-1.

Matt S. McNair, Esq.
Securities and Exchange Commission
October 12, 2011

Prospectus Cover Page

5.
Please confirm that you will not use the prospectus before the effective date of the registration statement.  Alternatively, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus.  Refer to Item 501(b)(10) of Regulation S-K.

The Company confirms that it will not use the prospectus before the effective date of the Registration Statement.

Purchases by Officers and Directors, page 8

6.	If accurate, please disclose here that these purchases will be for investment purposes only.

The disclosure on page 8 of the prospectus has been revised in response to the comment.

The distribution of subscription rights…, page 23

7.	Please revise this risk factor to disclose that you have obtained from Luse Gorman Pomerenk & Schick, P.C. an opinion that the subscription rights have no value.

As discussed with the staff, the risk factor has been removed in its entirety.

Lending Activities

Delinquencies and Non-Performing Assets, page 71

8.
We note your disclosure on page 71 that you had one loan for $594,000 that was classified as a troubled debt restructuring at March 31, 2011.  In the table on page 74, we note that troubled debt restructurings were $0 at March 31, 2011 and $594,000 at December 31, 2010.  Please revise your next amendment to present troubled debt restructurings consistently in the periods presented, or advise otherwise.

The $594,000 troubled debt restructuring at March 31, 2011 was also a non-accrual loan as of that date.  Therefore, the loan was shown with non-accrual loans as of March 31, 2011.  As of December 31, 2010, that same loan was performing and therefore presented with troubled debt restructurings.  The table on page 75 has been revised in response to the comment to include a footnote to disclose the amount of troubled debt restructurings included in non-accrual loans.

Summary Compensation Table, page 106

9.
Please revise to disclose the 2010 incentive compensation as non-equity incentive plan compensation, or tell us why these amounts are properly reported as bonus compensation.  Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.

The Summary Compensation Table on page 106 has been revised in response to the comment.

Incentive Compensation, page 108

10.
Please revise to file your incentive compensation plan as an exhibit to the registration statement.  If this plan is not set forth in a formal document, a written description of the plan should be filed.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

A description of the plan is filed as Exhibit 10.8 in the Amended Form S-1.

Matt S. McNair, Esq.
Securities and Exchange Commission
October 12, 2011

Consolidated Financial Statements

Consolidated Statements of Cash Flows, F-6

11.
Please revise your next amendment to present cash receipts and cash payments resulting from acquisitions and sales of loans held for sale as operating cash flows in the Statement of Cash Flows.  Refer to ASC Subtopic 230-10-45-21.

We note the staff’s comment.

During the periods presented, certain loans included in portfolio loans (loans held-for-investment) were sold. The proceeds from these sales were included in investing activities in the respective statements of cash flows.  These loans were not classified as held-for-sale at origination as the Company did not have the intent to sell these loans at that time.  The decision to sell these loans was made after periodic analysis of the Company’s interest rate model.  Therefore, based on ASC Subtopic 230-10-45-2e, the proceeds from these sales were included in investing activities.  In the future, to the extent that the Company derives proceeds from sales of loans originated-for-sale, the Company’s Statement of Cash Flows will reflect any such sales as operating cash flows.

Notes to Consolidated Financial Statements

Note 14:  Disclosures About Fair Value of Assets and Liabilities, F-36

12.
Please tell us and revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also.  Further, please describe in detail the adjustments you make to the appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

The disclosure on pages F-11 and F-38 has been revised in response to the comment.

As is set forth on pages F-11 and F-38, generally, the Company acquires an updated appraisal upon identification of impairment and annually thereafter for commercial business, commercial real estate and multi-family loans.  If the most recent appraisal is more than a year old, and a new appraisal is not performed, due to lack of comparable values or other reasons, the existing appraisal is utilized and discounted 20% - 30% based on the age of the appraisal, condition of the subject property, and overall economic conditions.  After determining the collateral value as described, the fair value is calculated based on the determined collateral value less selling expenses.  The potential for outdated appraisal values is considered in our determination of the allowance for loan losses through our analysis of various trends and conditions including the local economy, trends in charge-offs and delinquencies, etc. and the related qualitative adjustments we assign.

13.
We note that impaired loans with a fair value of $460k were measured at fair value on a nonrecurring basis using Level 3 inputs at March 31, 2011 and impaired loans with a fair value of $3.3 million were measured at fair value on a nonrecurring basis using Level 3 inputs at December 31, 2010.  Please tell us, and revise your next amendment to discuss the significant drop in impaired loans measured at fair value on a nonrecurring basis using Level 3 inputs in the periods presented, and tell us how these loans are fair valued at March 31, 2011.

Impaired loans measured at fair value on a nonrecurring basis using Level 3 inputs represent those impaired loans for which an adjustment to the loan’s fair value has occurred within the reporting period.  Therefore, the decline from December 31, 2010 to March 31, 2011 represents a reduction in loans that required fair value adjustments during the respective periods.  As noted in the revised disclosure contained within Note 14 on page F-38, fair values are based on independent appraisals of the collateral.

Matt S. McNair, Esq.
Securities and Exchange Commission
October 12, 2011

Exhibits 8.1 & 8.2

14.	Please confirm that you intend to file in a subsequent pre-effective amendment opinions, rather than forms of opinion, that speak as of the effective date of the registration statement.

Final federal and state tax opinion are filed as Exhibits 8.1 and 8.2, respectively, to the Amended Form S-1.

15.
We note the last sentence of the last paragraph on page 1 of BKD’s opinion.  Please arrange for BKD to clarify that the term “respective shareholders” includes all those who purchase shares in the offering.

The last sentence of the last paragraph in the referenced opinion has been revised in response to the comment.

Matt S. McNair, Esq.
Securities and Exchange Commission
October 12, 2011

Please acknowledge receipt of the enclosed materials by date-stamping and returning to our courier the enclosed receipt copy of this letter.  If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2004.

Sincerely,

/s/ Steven Lanter

Steven Lanter

Enclosures
cc: John P. McBride
Kip A. Weissman, Esq.